

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2024

Faith Zaslavsky
Chief Executive Officer
IMAC Holdings, Inc.
3401 Mallory Lane, Suite 100
Franklin, TN 37067

> **Re: IMAC Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2024**
> **File No. 001-38797**

Dear Faith Zaslavsky:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Carol W. Sherman, Esq.